Exhibit 4.2

This is to certify that CITI (NOMINEES) LIMITED G.P.O. Box 14, Hong Kong Incorporated in the Cayman Islands Lufax Holding Ltd is / are the registered shareholders of: No. of Shares Type of Share Ordinary Shares USD Par Value 0.00001 Date of Record Certificate Number % paid 100.00 The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith director director / secretary